Submission of Audit Report

1. Name of external auditor : Deloitte Anjin LLC

2. Date of audit report reception : March 15, 2006

3. Opinions of external auditor and financial highlights :

(Unit : KRW)

		FY 2005	FY 2004

A. Opinion		Fair	Fair

B. Financial highlights	Total Assets	2,980,100,819,349	3,172,433,578,969

	Total Liabilities	1,412,513,962,759	1,424,220,743,134

	Total Shareholders’	1,567,586,856,590	1,748,212,835,835
	Equity	—	—
	Revenues	1,444,411,001,380	1,436,485,437,554

	Operating Income	53,228,472,695	114,021,390,126

	Ordinary Income	-202,692,376,091	10,492,635,445

	Net Income	-208,839,950,241	10,492,635,445

	Total Shareholders’	67.8	75.7
	Equity / Paid-in	—	—
	Capital (%)

4. Others : The financial statements submitted to hanarotelecom incorporated by the external auditor after completion of its audit have not yet been approved at the general shareholders’ meeting, and therefore are subject to change pending the shareholders’ approval at the meeting.